Coyote Resources, Inc.
5490 Longley Lane
Reno, Nevada 89511

November 29, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3720

Attn: John Zitko

Re:              Coyote Resources, Inc.
Form 8-K, as amended
Filed October 12, 2010
File No. 000-52512

Dear Mr. Zitko:

On behalf of Coyote Resources, Inc. (the "Company"), we received your letter dated November 12, 2010, regarding the Company’s Form 8-K, as amended, filed October 12, 2010 (“Form 8-K”), with the Securities and Exchange Commission (“Commission”).  The Company anticipates that it will be able to provide the requested information and file an amended Form 8-K with the Commission on or before December 3, 2010.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Coyote Resources, Inc.

/s/ Earl Abbott
Earl Abbott
President